Brett Agnew Senior Vice President & Deputy General Counsel8300 Mills Civic Parkway, West Des Moines, IA 50266 Phone: 515-327-5890 | Department Fax: 515-221-4813 bagnew @sfgmembers.com

March 1, 2024

VIA EDGAR

Commissioners
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    Midland National Life Insurance Company
    Midland National Life Separate Account C
Post-Effective Amendment No. 2 to the Registration Statement on Form N-4
File Nos. 333-262682; 811-07772

Commissioners:

On behalf of Midland National Life Insurance Company (the “Company”) and Midland National Life Separate Account C, we are transmitting for filing under the Securities Act of 1933, as amended (the “1933 Act”), and under the Investment Company Act of 1940, as amended, the above-referenced Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 (the “Amendment”).

The Amendment is being filed pursuant to paragraph (a)(1) of Rule 485 under the 1933 Act for the purpose of making certain changes to the Oak Elite Advisory Registered Index-Linked Variable Annuity Contracts (the “Contracts”), flexible premium deferred registered index-linked and variable annuity contracts issued by the Company. The Contracts are registered on both Form S-1 (File No. 333-262702) and Form N-4 (File No. 333-262682) and share a single Form S-1/N-4 combined prospectus. The prospectus included in the Amendment is substantially similar to the prospectus included in the corresponding Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 filed on October 16, 2023 (Accession No. 0001193125-23-256754); but reflects certain updates as well as disclosure changes made in response to Staff comments since October 16.

At the appropriate time, the Company will file post-effective amendments to both Registration Statements reflecting all disclosure changes made in response to Staff comments in connection with the above-noted Post-Effective Amendment the Form S-1 Registration Statement. Any currently missing information, including any necessary financial statements and exhibits will be included at that time.

Pursuant to discussions with the Staff, the Company intends to file such post-effective amendment to the Registration Statement on Form N-4 pursuant to paragraph (b) of Rule 485, which amendment will become automatically effective on May 1, 2024.

If we may assist you in any way in the processing of this filing, please contact the undersigned at 515-327-5890.

Very truly yours,

Sincerely,

/s/ Brett Agnew
Brett L. Agnew
Senior Vice President and Deputy General Counsel

MidlandNational.com